SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 2)*

NANO-X IMAGING LTD

(Name of Issuer)

ORDINARY SHARES

(Title and Class of Securities)

M70700105

(CUSIP Number)

DECEMBER 31, 2022

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M70700105	Schedule 13G

1	NAMES OF REPORTING PERSONS

RAN POLIAKINE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

ISRAELI
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER

3,333,257 (1)
	6	SHARED VOTING POWER

0
	7	SOLE DISPOSITIVE POWER

3,333,257 (1)
	8	SHARED DISPOSITIVE POWER

0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,333,257 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.92%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

(1)	Consists of (a) 2,626,967 ordinary shares of the Issuer held by Ran Poliakine as of December 31, 2022 and (b) options to purchase 706,290 ordinary shares exercisable within 60 days of December 31, 2022.

CUSIP No. M70700105

Item 1.

(a)	The name of the issuer is:

NANO-X IMAGING LTD (the “Issuer”).

(b)	The Issuer’s principal executive offices are located at:

COMMUNICATIONS CENTER,

NEVE ILAN, ISRAEL 9085000

Item 2.

(a)	The names of the persons (collectively, the “Reporting Persons”) filing this Schedule 13G/A (this “Statement”) is:

RAN POLIAKINE.

(b)	The principal business office for each of the Reporting Persons is

COMMUNICATIONS CENTER, NEVE ILAN, ISRAEL 9085000

(c)	Citizenship:

ISRAEL

(d)	This Statement relates to:

ORDINARY SHARES OF THE ISSUER, PAR VALUE NIS 0.01 PER SHARE

(e)	The CUSIP Number of the Ordinary Shares is:

M70700105

Item 3.	Filing Category.

Not applicable.

CUSIP No. M70700105

Item 4.	Ownership.

(a)	Amount beneficially owned: See Item 9 of the cover page.

(b)	Percent of Class: See Item 11 of the cover page.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

See Item 5 of the cover page.

(ii)	Shared power to vote or to direct the vote of shares:

See Item 6 of the cover page.

(iii)	Sole power to dispose or to direct the disposition of shares:

See Item 7 of the cover page.

(iv)	Shared power to dispose or to direct the disposition of shares:

See Item 8 of the cover page.

Item 5.	Ownership of 5 Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Issuer or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of a Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications

Not Applicable.

CUSIP No. M70700105

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2023

RAN POLIAKINE

/s/ RAN POLIAKINE

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